PUBLIC

3/1/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14048188

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMPASS POINT RESEARCH & TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 K STREET, NW, SUITE 340
(No. and Street)

WASHINGTON	DC	20007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER A. NEALON (202) 540-7315
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

53 STATE STREET	BOSTON	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/14

OATH OR AFFIRMATION

I, CHRISTOPHER A. NEALON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMPASS POINT RESEARCH & TRADING, LLC, as of DECMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RITA ABRAMS NOTARY PUBLIC DISTRICT OF COLUMBIA

Signature

PRESIDENT & CHIEF OPERATING OFFICER

Title

Rita Abrams

Notary Public

Rita Abrams
Notary Public, District of Columbia
My Commission Expires 6/14/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPASS POINT RESEARCH AND TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

COMPASS POINT RESEARCH AND TRADING, LLC

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
Compass Point Research and Trading, LLC

Report on the Financial Statement

We have audited the statement of financial condition of Compass Point Research and Trading, LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Compass Point Research and Trading, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Boston, Massachusetts
February 26, 2014

COMPASS POINT RESEARCH AND TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Assets	
Cash and cash equivalents	$ 2,393,565
Receivable from clearing organizations	957,998
Accounts receivable	579,597
Property and equipment, net	40,976
Deposit with clearing broker	250,002
Prepaid expenses	303,570
Other assets	65,002
Total Assets	$ 4,590,710
Commitments and Contingencies (Note 5)	
Liabilities and Members' Equity	
Liabilities	
Accrued commissions	$ 744,384
Accounts payable and accrued expenses	241,124
Due to clearing broker	18,341
Total Liabilities	1,003,849
Members' Equity	3,586,861
Total Liabilities and Members' Equity	$ 4,590,710

The accompanying notes are an integral part of this financial statement.

NOTE 1 – NATURE OF ORGANIZATION

Compass Point Research and Trading, LLC (the "Company") is a registered broker dealer organized under the laws of the state of Delaware. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company is a full service, fully disclosed, introducing broker-dealer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash equivalents. The Company maintains its demand deposits in what management believes to be high credit quality financial institutions. Balances at times may exceed federally insured limits.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

INCOME TAXES

The Company is treated as a partnership for federal and state income tax purposes. As a result, members are taxed individually on their proportionate share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement. Therefore, the financial statements do not reflect a provision for federal income taxes. The Company is taxed at a rate of 9.975% of its apportioned taxable income in Washington D.C. Current and deferred state income taxes are not material.

For all open tax years and for all major taxing jurisdictions, the Company has concluded that there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONTINUED)

Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2013.

RECEIVABLE FROM AND DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has an agreement with a clearing organization to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a cash deposit of $250,000.

The balances shown on the statement of financial condition as receivable from clearing organizations consists of commissions receivable due in connection with the Company's normal transactions involving the trading of securities. The Company considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2013:

		2013
Leasehold improvements	$	135,565
Computer equipment		79,705
Phone system		31,285
Furniture		24,242
Office equipment		2,163
		272,960
Less: accumulated depreciation		(231,984)
	$	40,976

NOTE 4 – SUBORDINATED LOAN

On February 6, 2012, the Company entered into a subordinated loan agreement, which became effective February 10, 2012. FINRA approved the subordinated loan, making it available for computing net capital under the SEC's uniform net capital rule. The loan, in the amount of $3,000,000, carried an initial term of one year. Interest was payable monthly at a rate of 6% per annum. The subordinated loan was repaid in full on February 11, 2013.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

REVOLVING NOTE AND CASH SUBORDINATION AGREEMENT

The Company entered into a $1,500,000 Revolving Note and Cash Subordination Agreement ("line of credit") with its clearing firm on June 19, 2013, effective June 24, 2013, the date of FINRA approval. The line of credit carries a term of one year. The Company is obligated to repay the aggregate unpaid principal amount of all Advances (if any) on or before June 19, 2015. The Company will pay the lender a facility fee which shall accrue at a rate per annum equal to 0.5% of the commitment amount. If the Company draws on the line of credit, each advance shall bear interest at a rate per annum equal to the Alternate Base Rate (ABR). ABR is the rate per annum equal to (for that day) the Prime Rate in effect that day plus the applicable margin of 5% (8.25% on December 31, 2013). As of December 31, 2013, the Company had not drawn on the line of credit.

NOTE 5 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

OPERATING LEASES

The Company leases office space in Washington, D.C., the original lease term of three years expired May 2013. In August 2012, the Company extended the lease to May 2015. As part of the lessor's requirement for leasing the office space, the Company is required to maintain a security deposit of approximately $25,000 with the landlord, which is included in other assets in the statement of financial condition.

In 2013, the Company opened branch offices in New York and Boston, and currently leases office space in both of these locations. The Company entered into a two year office lease in New York expiring May 2015. Additionally, the Company currently leases office space in Boston. The original lease scheduled to end February 2014 has subsequently been renewed and extended to February 2015. Per the terms of the lease agreements, the Company is required to maintain a security deposit of $9,276 for its New York space and $4,978 for its Boston office, both of which are included in other assets in the statement of financial condition.

Future minimum lease payments under all operating leases are as follows:

	Office Space	Office Equipment
2014	$ 450,248	$ 3,850
2015	182,864	--
Total	$ 633,112	$ 3,850

LITIGATION AND CLAIMS

The Company is subject to claims and litigation in the normal course of business. The Company is not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that would have a material adverse effect on the Company's financial condition.

NOTE 6 –MEMBERS' EQUITY

The Company is organized as a limited liability company in accordance with the terms of the Company's amended and restated operating agreement (the "Agreement"). The Agreement provides for perpetual existence unless dissolved by the written consent of a majority of the percentages held by the Company's Members. The Company consists of two Members with ownership interest determined based on their proportionate initial capital contributions. The Company is managed by a manager, who is also a Member of the Company. The manager has full authority to manage the business affairs of the Company, subject to provisions in the Agreement.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of corporations and institutions. The Company's transactions are collateralized and are executed with and on behalf of institutional banks, including other brokers and dealers and other financial institutions.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counterparties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counterparties to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines, and industry standards.

NOTE 8 – NET CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $2,597,716 which was $2,497,716 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was 0.3864 to 1.

MARCUM

ACCOUNTANTS ▲ ADVISORS